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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Northland Cranberries, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
666499207
(CUSIP Number)

Marc J. Leder	Douglas C. Gessner, Esq.
Rodger R. Krouse	James S. Rowe, Esq.
Sun Capital Partners, LLC	Kirkland & Ellis LLP
5200 Town Center Circle, Suite 470	200 E. Randolph Drive
Boca Raton, Florida 33486	Chicago, Illinois 60601
(561) 394-0550	(312) 861-2000

Steven R. Barth
Peter C. Underwood
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Phone: (414) 271-2400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2005
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 666499207	13D	Page 2 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Northland, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 91,549,913 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 78,844,820 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * OO (limited liability company)

*SEE INSTRUCTIONS

CUSIP No. 666499207	13D	Page 3 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 91,549,913 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 78,844,820 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTIONS

CUSIP No. 666499207	13D	Page 4 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Advisors II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 91,549,913 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 78,844,820 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTIONS

CUSIP No. 666499207	13D	Page 5 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 91,549,913 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 78,844,820 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * OO (limited liability company)

*SEE INSTRUCTIONS

CUSIP No. 666499207	13D	Page 6 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc J. Leder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 56,250
BENEFICIALLY OWNED	8	SHARED VOTING POWER 91,549,913 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 56,250
PERSON WITH:	10	SHARED DISPOSITIVE POWER 78,844,820 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS

CUSIP No. 666499207	13D	Page 7 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rodger R. Krouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 56,250
BENEFICIALLY OWNED	8	SHARED VOTING POWER 91,549,913 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 56,250
PERSON WITH:	10	SHARED DISPOSITIVE POWER 78,844,820 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS

CUSIP No. 666499207	13D	Page 8 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Swendrowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 1,061,764
BENEFICIALLY OWNED	8	SHARED VOTING POWER 78,482 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,061,764
PERSON WITH:	10	SHARED DISPOSITIVE POWER 78,482 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS

CUSIP No. 666499207	13D	Page 9 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Harvest, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,802,659 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%
14		TYPE OF REPORTING PERSON * CO

*SEE INSTRUCTIONS

        This Amendment No. 1 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D previously filed with the Securities and Exchange Commission on November 16, 2001 by the Sun Reporting Persons (as defined in Item 2) relating to the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Northland Cranberries, Inc., a Wisconsin corporation (the “Issuer”). John Swendrowski and New Harvest, Inc. have been added as reporting persons to this Amendment No. 1, and the required information regarding each such reporting person is included herein. Except as disclosed herein, there has been no material change in the information previously reported on Schedule 13D.

        ITEM 2. IDENTITY AND BACKGROUND.

Items 2 is hereby amended and restated in its entirety as follows:

        This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Sun Northland, LLC, a Delaware limited liability company (“Sun Northland”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Marc J. Leder (“Leder”), Rodger R. Krouse (“Krouse”), John Swendrowski (“Swendrowski”) and New Harvest, Inc., a Wisconsin corporation (“Parent”). Leder and Krouse may each be deemed to control Sun Northland, Sun Partners LP, Sun Advisors and Sun Partners LLC, as Leder and Krouse each own 50% of the membership interests in Sun Partners LLC, which in turn is the general and managing partner of Sun Advisors, which in turn is the general and managing partner of Sun Partners LP, which in turn owns a majority of the membership interests of Sun Northland. Sun Northland, Sun Partners LP, Sun Advisors, Sun Partners LLC, Leder and Krouse are collectively referred to as the “Sun Reporting Persons.” Sun Northland owns 100% of the issued and outstanding capital stock of Parent. Swendrowski, Parent and the Sun Reporting Persons are collectively referred to herein as the “Reporting Persons.”

        The principal business address of each of the Sun Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486. The principal business address of Swendrowski and Parent is 2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494.

        Sun Northland, Sun Partners LP, Sun Advisors and Sun Partners LLC are each principally engaged in making investments. Leder and Krouse are citizens of the United States and principally engaged in merchant banking and the acquisition and operation of middle market companies. Swendrowski is a citizen of the United States and is the Chairman and Chief Executive Officer of the Issuer and has held such positions since 1987. Parent was formed for the sole purpose of holding equity securities of the Issuer and merging with and into the Issuer and has no independent business operations.

        During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Page 10 of 17 Pages

        ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented by adding the following paragraphs:

        Sun Northland, Wells Fargo Foothill Inc., Ableco Holding LLC, ARK CLO 2000-1 Limited and Swendrowski (collectively, the “Participants”) have agreed pursuant to a written agreement, executed on September 26, 2005 (the “Contribution Agreement”) to contribute an aggregate of (i) 86,147,116 shares of Common Stock held by them (which includes 2,543,053 shares of Common Stock to be issued to Ableco upon the exercise of a warrant and represents approximately 89.1% of the shares of Common Stock expected to be issued and outstanding at that time) to Parent, which was formed and is controlled by the Participants for the purpose of merging with and into the Issuer, in exchange for an equal number of shares of Parent’s common stock, par value $0.01 per share; and (ii) 100 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”), held by them (which represents 100% of the shares of Preferred Stock expected to be issued and outstanding at that time) to Parent in exchange for an equal number of shares of Parent’s Series A Preferred Stock, par value $0.01 per share. The Contribution Agreement is attached hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto.

        Upon the consummation of the transactions contemplated by the Contribution Agreement, Parent will purchase 5,503,167 shares of Common Stock held by certain of the Minority Stockholders for an estimated aggregate purchase price of $1,155,665 pursuant to the terms of a Stock Purchase Agreement executed on September 26, 2005 (the “Stock Purchase Agreement”). The funds to pay such aggregate purchase price will be loaned by Sun Northland to Parent, which loan will be unsecured and be evidenced by a promissory note. The full amount of the loan will be due and payable on January 1, 2006, and principal amounts will bear interest at the rate of 6% per annum. The Stock Purchase Agreement is attached hereto as Exhibit F, and any description thereof is qualified in its entirety by reference thereto. Upon consummation of the transactions contemplated by the Contribution Agreement and the Stock Purchase Agreement, Parent will own 91,650,283 shares of Common Stock (which is expected to represent approximately 94.9% of the Common Stock issued and outstanding at such time) and 100 shares of Preferred Stock (which is expected to represent 100% of the Preferred Stock issued and outstanding at such time).

        Following the consummation of the transactions contemplated by the Contribution and Stock Purchase Agreement, Parent expects to execute and file Articles of Merger (the “Articles”) with the Wisconsin Department of Financial Institutions pursuant to which (i) Parent will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the Issuer following the Merger being referred to herein as the “Surviving Corporation”), (ii) each share of Common Stock (other than shares held by Parent, the Issuer and any public stockholders who have properly perfected their dissenters’ statutory appraisal rights under the Wisconsin Business Corporation Law (the “WBCL”)) will be converted into the right to receive $0.21 in cash, (iii) each share of Common Stock and Preferred Stock held by Parent will be cancelled with no consideration paid therefor, and (iv) each share of Parent’s common stock issued and outstanding immediately prior to the Merger will be converted into one share of Class A Common Stock, $0.01 par value per share, of the Surviving Corporation, and (v) each share of Parent’s Series A Preferred Stock issued and outstanding immediately prior to the Merger will be converted into one share of Series B Preferred Stock, $0.01 par value per share, of the Surviving Corporation. Under the WBCL, because Parent will hold over 90% percent of the shares of Common Stock and Preferred Stock, Parent will have the power to execute and file the Articles and effect the transactions contemplated thereby without a vote of the Issuer’s board of directors or its stockholders.

        The transactions contemplated by the Contribution Agreement, the Stock Purchase Agreement and the Articles are collectively referred to herein as the “Proposed Transaction.” The Proposed Transaction, if consummated, contemplates that the Participants will own all of the issued and outstanding equity interests of the Surviving Corporation. Following the Merger, the Participants intend to cause the Issuer to terminate the registration of the Common Stock under Section 12(g) of the Act, following which the Common Stock will no longer be eligible for quotation on the Over-The-Counter Bulletin Board.

Page 11 of 17 Pages

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 92,802,659 shares of Common Stock. This number is comprised of (i) 78,844,820 shares of Common Stock held directly by Sun Northland, (ii) 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Leder pursuant to outstanding stock options, (iii) 56,250 shares of Common Stock that are issuable currently or within 60 days of this report, to Krouse pursuant to outstanding stock options, (iv) 10,162,040 shares held by the Minority Stockholders that may be voted by the Sun Reporting Persons pursuant to the terms of the Stockholders Agreement, (v) 2,543,053 shares of Common Stock that may be acquired by Ableco Holding LLC upon its exercise of outstanding warrants to purchase Common Stock, all of which are currently exercisable (which shares may be voted by the Sun Reporting Persons pursuant to the terms of the Stockholders Agreement), (vi) 100,370 shares of Common Stock which Swendrowski owns directly; (vii) 4,750 shares owned by a charitable foundation with respect to which Swendrowski shares voting and investment power; (viii) 1,732 shares which Swendrowski holds jointly with his wife and with respect to which he shares voting and investment power; (ix) 961,394 shares which Swendrowski can acquire by exercising vested stock options; and (x) 72,000 shares held by Cranberries Limited, Inc., a corporation in which Swendrowski shares ownership and which Swendrowski controls, with respect to which he shares voting and investment power.

(b)	Each Sun Reporting Person may be deemed to have shared power to vote or direct the vote of 91,549,413 shares of Common Stock. This number is comprised of (i) 78,844,820 shares of Common Stock held directly by Sun Northland, (ii) 10,162,040 shares held by the Minority Stockholders that may be voted by the Sun Reporting Persons pursuant to the terms of the Stockholders Agreement and (iii) 2,543,053 shares of Common Stock that may be acquired by Ableco Holding LLC upon its exercise of outstanding warrants to purchase Common Stock, all of which are currently exercisable. Each of the Sun Reporting Persons may have the right, pursuant to the Stockholders Agreement, to vote the 2,543,053 shares of Common Stock acquired by Ableco upon exercise of its outstanding warrants.

Leder may be deemed to have the sole power to vote or direct the vote of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Leder pursuant to outstanding stock options.

Krouse may be deemed to have the sole power to vote or direct the vote of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Krouse pursuant to outstanding stock options,

Page 12 of 17 Pages

Swendrowski may be deemed to have the sole power to vote or direct the vote of 1,061,764 shares of Common Stock. This number of is comprised of (i) 100,370 shares of Common Stock which Swendrowski owns directly; and (ii) 961,394 shares which Swendrowski can acquire by exercising vested stock options. Swendrowski may be deemed to have shared power to vote or direct the vote of 78,482 shares of Common Stock. This number of is comprised of (i) 4,750 shares owned by a charitable foundation with respect to which Swendrowski shares voting and investment power; (ii) 1,732 shares which Swendrowski holds jointly with his wife and with respect to which he shares voting and investment power; and (iii) 72,000 shares held by Cranberries Limited, Inc., a corporation in which Swendrowski shares ownership and which Swendrowski controls, with respect to which he shares voting and investment power.

Each Sun Reporting Person may be deemed to have shared power to dispose or direct the disposition of 78,844,820 shares of Common Stock held directly by Sun Northland

Leder may be deemed to have the sole power to dispose or direct the disposition of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Leder pursuant to outstanding stock options.

Krouse may be deemed to have the sole power to dispose or direct the disposition of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Krouse pursuant to outstanding stock options,

Swendrowski may be deemed to have the sole power to dispose or direct the disposition of 1,061,764 shares of Common Stock. This number of is comprised of (i) 100,370 shares of Common Stock which Swendrowski owns directly; and (ii) 961,394 shares which Swendrowski can acquire by exercising vested stock options. Swendrowski may be deemed to have shared power to dispose or direct the disposition of of 78,482 shares of Common Stock. This number of is comprised of (i) 4,750 shares owned by a charitable foundation with respect to which Swendrowski shares voting and investment power; (ii) 1,732 shares which Swendrowski holds jointly with his wife and with respect to which he shares voting and investment power; and (iii) 72,000 shares held by Cranberries Limited, Inc., a corporation in which Swendrowski shares ownership and which Swendrowski controls, with respect to which he shares voting and investment power.

Each of the Reporting Persons and the Minority Stockholders may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the provisions of the Contribution Agreement and the Stock Purchase Agreement and the Sun Reporting Persons and the Minority Stockholders may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement. The table below lists the names of each of the Minority Stockholders and the number of shares beneficially owned by each Minority Stockholder in which the Reporting Persons may be deemed to have beneficial ownership because of the Contribution Agreement, Stock Purchase Agreement and/or the Stockholders Agreement and the Registration Agreement.

Page 13 of 17 Pages

Name of Minority Stockholder	Number of Shares Beneficially Owned

Mid America Bank, F.S.B	844,294

ARK CLO 2000-1 Limited	2,115,820

U.S. Bank National Association	4,658,873

Wells Fargo Foothill, Inc.	2,543,053

Ableco Holding LLC	0 (1)

(1) Does not include 2,543,053 shares of Common Stock that may be acquired by Ableco Holding LLC upon their exercise of outstanding warrants to purchase Common Stock, all of which are currently exercisable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Items 6 is hereby amended and restated in its entirety as follows:

        Pursuant to the terms of a Shareholders’ Agreement dated as of September 26, 2005 (the “Parent Shareholders Agreement”) by and among the Parent, Sun Northland, ARK CLO, Ableco and Wells Fargo, each of ARK CLO, Ableco and Wells Fargo has agreed to vote its shares of Parent common stock in the manner specified by Sun Northland with respect to all matters submitted to a vote of shareholders. ARK CLO, Ableco and Wells Fargo have also agreed not to transfer any shares of Parent common stock (other than certain exempt transfers to affiliates or family members, to Sun Northland or to each other, or in registered offerings) without first providing a right of first refusal to the Parent and, if the Parent does not exercise that right, to Sun Northland. Sun Northland has agreed not to transfer any shares of Parent common stock (except for certain permitted transfers) without providing “tag along” rights to ARK CLO, Ableco and Wells Fargo, and ARK CLO, Ableco and Wells Fargo have granted “drag along” rights to Sun Northland in connection with any sale of a majority of the fully diluted equity of the Parent. Finally, the Parent has granted, subject to certain exceptions, preemptive rights to ARK CLO, Ableco and Wells Fargo in connection with any proposed issuance of equity securities to Sun Northland in order to permit ARK CLO, Ableco and Wells Fargo to maintain their percentage equity ownership in the Parent. The Parent Shareholders Agreement will terminate at such time as both (i) Sun Northland or its affiliates no longer own or control at least 50% of the Parent common stock on a fully diluted basis, and (ii) Sun Northland or its affiliates no longer control the Parent’s board of directors.

        Except for the agreements described in this Item 6 or above in response to Items 3 and 4, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 above, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following:

Exhibit E Contribution Agreement

Exhibit F Stock Purchase Agreement

Exhibit G Parent Shareholders Agreement

Exhibit H Joint Filing Agreement

Page 14 of 17 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 27, 2005	SUN NORTHLAND, LLC
By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO
Date: September 27, 2005	SUN CAPITAL PARTNERS II, LP
By: Sun Capital Advisors II, LP
Its: General Partner
By: Sun Capital Partners, LLC
Its: General Partner
By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO
Date: September 27, 2005	SUN CAPITAL ADVISORS II, LP
By: Sun Capital Partners, LLC
Its: General Partner
By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO
Date: September 27, 2005	SUN CAPITAL PARTNERS, LLC
By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO
Date: September 27, 2005	/s/ Marc J. Leder
Marc J. Leder
Date: September 27, 2005	/s/ Rodger R. Krouse
Rodger R. Krouse

Page 15 of 17 Pages

Date: September 27, 2005	/s/ John Swendrowski
John Swendrowski
Date: September 27, 2005	NEW HARVEST, INC.
By: /s/ John Swendrowski
Name: John Swendrowski
Its: Chairman and CEO

Page 16 of 17 Pages

SCHEDULE A

SUN NORTHLAND, LLC

        Set forth below is the name and business address of each manager of Sun Northland. Each such person is a citizen of the United States of America.

Name	Title	Address

Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

SUN CAPITAL PARTNERS, LLC

        Set forth below is the name and business address of each manager of Sun Partners LLC. Each such person is a citizen of the United States of America.

Name	Title	Address

Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

NEW HARVEST, INC.

        Mr. Swendrowski is a director of Parent and is the Chairman and Chief Executive Officer of Parent. Parent has no executive officers other than Mr. Swendrowski. Set forth below is the name and business address of each director of Parent. Each such person is a citizen of the United States of America.

Name	Title	Address

John Swendrowski	Mr. Swendrowski's principal occupation is	2321 West Grand Avenue, P.O. Box 8020,
	the Chairman and Chief Executive Officer	Wisconsin Rapids, Wisconsin 54494-8020
of Northland. He is also Chairman and
Chief Executive Officer of Parent, and a
director of Northland.

George R. Rea	Mr. Rea has been retired since 1994.	2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494

Patrick J. Sullivan	Mr. Sullivan has been retired since 1999.	2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494

C. Daryl Hollis	Mr. Hollis is a certified public	2321 West Grand Avenue,
	accountant and, since 1998, has been	P.O. Box 8020,
	principally engaged as an independent	Wisconsin Rapids, Wisconsin 54494
business consultant with a business
address of 356 Brannon Road Horse Shoe,
NC 28742

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